EXHIBIT 12

CREDIT ACCEPTANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	For the Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings Available for Fixed Charges
Income before provision for income taxes	$531.2	$474.5	$420.9	$398.2	$343.1
Add fixed charges included in earnings:
Interest expense	97.7	76.0	56.7	65.0	63.4
Interest element of rentals	0.5	0.5	0.5	0.4	0.3
Total fixed charges (1)	$98.2	$76.5	$57.2	$65.4	$63.7

Total earnings available for fixed charges	$629.4	$551.0	$478.1	$463.6	$406.8

Ratio of earnings to fixed charges	6.4	7.2	8.4	7.1	6.4

(1) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized) and the portion of rental and operating lease expenses applicable to interest.